EXHIBIT 99.1

PART I—FINANCIAL INFORMATION OF QUARTERLY REPORT OF
COMBIMATRIX CORPORATION
FOR THE PERIOD ENDED JUNE 30, 2007

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Cautionary Statement

You should read the following discussion and analysis in conjunction with the consolidated financial statements and related notes thereto contained in Part I, Item 1 of this report. The information contained in this Quarterly Report on Form 10-Q is not a complete description of our businesses or the risks associated with an investment in our common stock. We urge you to carefully review and consider the various disclosures made by us in this report and in our other reports filed with the Securities and Exchange Commission, or SEC, including our Form S-1/A, which was declared effective on June 8, 2007.

This report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Reference is made in particular to the description of our plans and objectives for future operations, assumptions underlying such plans and objectives, and other forward-looking statements included in this report. Such statements may be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “believe,” “estimate,” “anticipate,” “intend,” “continue,” or similar terms, variations of such terms or the negative of such terms. Such statements are based on management’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Such statements address future events and conditions concerning product development, capital expenditures, earnings, litigation, regulatory matters, markets for products and services, liquidity and capital resources and accounting matters. Actual results in each case could differ materially from those anticipated in such statements by reason of factors such as future economic conditions, changes in consumer demand, legislative, regulatory and competitive developments in markets in which we and our subsidiaries operate, results of litigation and other circumstances affecting anticipated revenues and costs. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Additional factors that could cause such results to differ materially from those described in the forward-looking statements are set forth in connection with the forward-looking statements and in our “Risk Factors” incorporated by reference in Part II, Item 1A of this report.

General

We are a diversified biotechnology business, through the development of proprietary technologies, products and services in the areas of drug development, genetic analysis, molecular diagnostics, nanotechnology research, defense and homeland security markets, as well as other potential markets where our products and services could be utilized. The technologies we have developed include a platform technology to rapidly produce customizable, in-situ synthesized, oligonucleotide arrays for use in identifying and determining the roles of genes, gene mutations and proteins. This technology has a wide range of potential applications in the areas of genomics, proteomics, biosensors, drug discovery, drug development, diagnostics, combinatorial chemistry, material sciences and nanotechnology. We have also developed the capabilities of producing arrays that utilize bacterial artificial chromosomes on our arrays, also enabling genetic analysis. Other technologies include proprietary molecular synthesis and screening methods for the discovery of potential new drugs. We currently recognize revenues from selling these products and services and providing research and development services for organizations including the U.S. Department of Defense and other strategic partners.

CombiMatrix Molecular Diagnostics, Inc., (“CMDX”) our wholly owned subsidiary located in Irvine, California, is exploring opportunities for our arrays in the field of molecular diagnostics. This subsidiary has historically focused on product development and has recently begun generating modest revenues.

Relationship With Acacia Research Corporation

We were originally incorporated in October 1995 as a California corporation and later reincorporated as a Delaware corporation in September 2000. On December 13, 2002, we merged with and became a wholly owned subsidiary of Acacia Research Corporation, or “Acacia.” On the same date, Acacia entered into a recapitalization transaction whereby Acacia created two classes of registered common stock called Acacia Research-CombiMatrix common stock (“AR-CombiMatrix stock”) and Acacia Research-Acacia Technologies common stock (“AR-Acacia Technologies stock”) and divided its existing Acacia common stock into shares of the two new classes of common stock. The AR-CombiMatrix stock was intended to reflect separately the performance of the CombiMatrix Corporation and its subsidiaries, referred to as the “CombiMatrix group,” whereas the AR-Acacia Technologies stock was intended to reflect separately the performance of Acacia’s technology business, referred to as “Acacia Technologies group.”

In December 2006, we filed a registration statement on Form S-1 with the Securities and Exchange Commission (or “SEC”) to register our common stock in order to affect a split-off of our Company with Acacia by redeeming shares of existing AR-CombiMatrix common stock with our common stock. The Form S-1 was declared effective by the SEC on June 8, 2007 and on August 15, 2007 (the “Redemption Date”), each one (1) share of our common stock will be issued in exchange for every ten (10) shares AR-CombiMatrix common issued and outstanding on August 15, 2007. Upon the Redemption Date, we will no longer be a subsidiary or an affiliate of Acacia, and the holders of AR-CombiMatrix stock will be the stockholders of our company. We have applied for listing of our common stock on the Nasdaq Capital Market, and we received notice from NASDAQ on May 16, 2007 that our application had been accepted. We will be subject to the initial listing standards of the Nasdaq Capital Market, including an initial trading price of $4.00 per share. We believe that we will be able to meet this standard following the ten-to-one redemption ratio to be executed on the Redemption Date.

Liquidity

At December 31, 2006, we had cash and cash equivalents of $14.3 million. As a result, management anticipated that our cash and cash equivalent balances, anticipated cash flows from operations and other sources of funding from the capital markets would be sufficient to meet our cash requirements through December 31, 2007. On May 4, 2007, Acacia executed a registered direct offering of $5.0 million of AR-CombiMatrix stock, the proceeds of which have been allocated to us by Acacia. As of June 30, 2007, we had cash and cash equivalent balances of $12.8 million and we expect that our cash balances, anticipated cash flows from operations and other sources of funding will allow us to meet our cash requirements through May 2008. In order for our company to continue as a going concern beyond this point and ultimately to achieve profitability, we will be required to obtain capital from external sources, increase revenues and reduce operating costs. However, there can be no assurance that such capital will be available at times and at terms acceptable to us, or that higher levels of product and service revenues will be achieved. The issuance of additional equity securities will also cause dilution to our shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, we will be required to reduce operating costs including research projects and personnel, which could jeopardize the future strategic initiatives and business plans of our company. Refer to Note 1 the consolidated financial statements included in Part I, Item I of this report.

Basis Of Presentation Of Financial Statements

The consolidated financial statements included in this Form 10-Q are consistent with our historical financial statements included in our Form S-1/A as well as Acacia’s reports filed with the Securities and Exchange Commission under the Securities Act of 1933 and the Securities Act of 1934 and include the assets, liabilities, operating results and cash flows of CombiMatrix Corporation using Acacia’s historical bases in the assets and liabilities and the historical results of operations of CombiMatrix Corporation. The consolidated financial statements also include allocations of certain Acacia corporate expenses, including governance, legal, accounting, insurance services, treasury and other Acacia corporate and infrastructure costs. The expense allocations have been determined on bases that we determined with Acacia to be a reasonable reflection of the utilization of services provided or the benefit received by us and are discussed in more detail below.

Overview Of Recent Business Activities

For the six months ended June 30, 2007, our operating activities included the recognition of $2.5 million in revenues, including $1.2 million in government contract revenues and $898,000 in CustomArrays™ product and service revenues. Research and development expenses, excluding government contract costs and non-cash stock based compensation, decreased due primarily to the impact of our cost reduction efforts, which began during the fourth quarter of 2006 and continued during the first and second quarter of 2007. Such efforts also contributed to the overall decrease in general and administrative expenses, which were impacted primarily by the execution of an amendment to our facilities lease in Mukilteo that reduced the amount of space as well as the lease rate paid by us.

Historically, we have relied primarily upon investing and financing activities to fund operating activities. At December 31, 2006, our cash and cash equivalent balances, including anticipated cash flows from future operations and other existing sources of credit were not considered to be sufficient to meet our operating capital requirements beyond December 31, 2007. However, due to the May 4, 2007 registered direct offering discussed above, we believe the proceeds from this offering will allow us to meet our cash requirements through May 2008 (refer to Note 1 and 5 of our consolidated financial statements included herein). We will continue to seek additional sources of capital including the issuance of debt and/or equity securities.

Critical Accounting Estimates

Our unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Preparation of these statements requires management to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these financial statements. A summary of significant accounting policies and a description of accounting policies that are considered critical may be found in our Form S-1/A, which was declared effective on June 8, 2007, in the Notes to the Consolidated Financial Statements and the Critical Accounting Estimates section. In addition, refer to Note 2 to the consolidated interim financial statements included in Part I, Item 1 of this report.

Comparison of the Results of Operations for the Three and Six Months Ended June 30, 2007 and 2006

Revenues and Cost of Revenues (In thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006

Collaboration agreements	$62	$-	$125	$-
Government contracts	679	574	1,228	838
Cost of government contract revenues	(641)	(542)	(1,175)	(792)
Service contracts	137	60	222	117
Products	458	1,158	898	2,082
Cost of product sales	(248)	(340)	(551)	(561)

Government Contracts and Cost of Government Contract Revenues. Under the terms of our contracts with the Department of Defense (or “DoD”), we are reimbursed on a periodic basis for actual costs incurred to perform our obligations, plus a fixed fee. Revenues are recognized under the percentage-of-completion method of accounting, using the cost-to-cost approach to measure completeness at the end of the each reporting period. Cost of government contract revenues reflect research and development expenses incurred in connection with our commitments under our current contracts with the DoD.

The increase for both the three- and six-month periods ended June 30, 2007 vs. 2006 was due to ongoing performance of our electrochemical detection, microfluidics and influenza genotyping contracts during 2007 compared to only the electrochemical detection contract in the comparable 2006 period. This increase in contract activity also resulted in the increase of government contract costs during the three- and six-month periods ended June 30, 2007 vs. 2006.

Product Revenues and Cost of Product Sales. Product revenues and costs of product sales relate to domestic and international sales of our array products. Product revenues include the sale of CustomArray 12K DNA expression arrays, ElectraSenseTM microarray readers and related hardware during the three- and six month periods ended June 30, 2007, compared to DNA synthesizer instruments and 12K DNA expression arrays during the comparable 2006 periods. The decrease in product revenues was due primarily to the lack of DNA synthesizer instrument sales in 2007 compared to 2006. As we shift our business focus from selling array-based research and development products to providing array-based diagnostic services, we have reduced internal sales staff, marketing and production efforts regarding sales of CustomArray products and instead have executed product distribution and manufacturing agreements with various third party distributors for the sales of our suite of CustomArray products into the research and development markets. As a result, CustomArray product revenues will likely be volatile in future periods depending on the sales efforts of our distributors.

Operating Expenses (In Thousands)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006

Research and development expenses	$1,102	$2,182	$2,950	$4,561

Research and Development Expenses. The decrease in internal research and development expenses was due primarily to the impact of cost reduction efforts in the area of full-time staff and ongoing research and development projects for the CustomArray platform, while continuing to develop microarray-based diagnostics services at CMDX. The decrease also reflects $144,000 and $402,000 in non-cash stock compensation charges recognized for the three- and six-month periods ended June 30, 2007 vs. $193,000 and $486,000 in the comparable 2006 periods, respectively.

Future research and development expenses will continue to be incurred in connection with our ongoing internal research and development efforts in the areas of genomics, diagnostics, drug discovery and development. We expect our research and development expenses to continue to fluctuate and such expenses could increase in future periods as additional internal research and development agreements are undertaken and/or as new research and development collaborations are executed with strategic partners.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2007	2006	2007	2006

Marketing, general and administrative expenses	$2,304	$3,118	$4,789	$7,030
Patent amortization and royalties	344	385	662	709
Equity in loss of investees	250	294	522	533

Marketing, General and Administrative Expenses. The decrease for both the three- and six-month periods ended June 30, 2007 vs. 2006 was due primarily to a decrease in facilities-related costs from executing the February 1, 2007 lease amendment that significantly reduced our office space and lease rates, reduction in sales and marketing staff and expenses at our Mukilteo operations and overall reductions in general and administrative staff, which included one-time bonuses and severance-related costs in the first quarter of 2006, which were not incurred in 2007. The decrease also reflects $117,000 and $334,000 in non-cash stock compensation charges recognized for the three- and six-month periods ended June 30, 2007 vs. $280,000 and $682,000 in the comparable 2006 periods, respectively. The decrease in 2007 was due to certain employee terminations in marketing, general and administrative staff as well as existing option awards becoming fully vested during the past year, thus resulting in overall lower stock-based compensation expense in 2007 as compared to 2006.

A summary of the main drivers of the changes in marketing, general and administrative expenses for the periods presented is as follows (in thousands):

	For the Three Months Ended June 30, 2007 vs. 2006	For the Six Months Ended June 30, 2007 vs. 2006

Decrease in marketing and sales expenses	$(112)	$(429)
Decrease in general and administrative expenses at CMDX	(120)	(609)
Decrease in salaries and benefits	(131)	(297)
Decrease in facilities lease and related costs	(437)	(746)
Increase in allowance for bad debt expense	225	225
Decrease in non-cash stock compensation	(163)	(348)
Decrease in other general and administrative expenses	(76)	(37)

Other Non-Operating Items

Warrant Gains (Charges). In accordance with SFAS No. 150, “Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity,” and related interpretations, certain AR-CombiMatrix stock purchase warrants outstanding at June 30, 2007 and 2006 have been classified as long-term liabilities due to certain redemption provisions associated with the underlying AR-CombiMatrix stock. Changes in the fair value of the stock purchase warrant liabilities are reflected in the consolidated statement of operations.

Inflation

Inflation has not had a significant impact on our company.

Liquidity and Capital Resources

At June 30, 2007, cash and cash equivalents and short-term investments totaled $12.8 million compared to $14.3 million at December 31, 2006. Working capital at June 30, 2007 was $11.7 million, compared $12.0 million at December 31, 2006. The change in working capital was due primarily to the impact of net cash flow activities as discussed below. The net change in cash and cash equivalents for the periods presented was comprised of the following (in thousands):

	For the Six Months Ended June 30,
	2007	2006
Net cash provided by (used in) continuing operations:
Operating activities	$(6,890)	$(8,095)
Investing activities	(3,960)	3,280
Financing activities	5,404	79
Decrease in cash and cash equivalents	$(5,446)	$(4,736)

Cash receipts from customers for the six months ended June 30, 2007, were $2.2 million, comprised of $1.1 million from the sale of array products and services and $1.1 million in payments received from the DoD. Cash receipts in the comparable 2006 period totaled $2.8 million, comprised of $1.6 million from the sale of array products and services and $1.2 million in payments received from the DoD. Cash outflows from operations for the six months ended June 30, 2007 and 2006 were $9.1 million and 10.8 million, respectively.

The change in net cash flows provided by (used in) investing activities was due primarily to net purchases and sales of available-for-sale investments in connection with ongoing short-term cash management activities during the periods presented. For the six months ended June 30, 2007 and 2006, we incurred $69,000 and $450,000, respectively, of capital expenditures. Our net cash outflows from investing activities for the six months ended June 30, 2006, included additional contractual investments in Leuchemix totaling $1.4 million. There were no such investments for the six-month period ended June 30, 2007.

The change in net cash flows provided by financing activities was due primarily to the completion of a registered direct offering of AR-CombiMatrix common stock in May of 2007 for $5.0 million as well as the exercise of AR-CombiMatrix common stock warrants totaling $368,000 during February of 2007. Refer to Notes 3 and 5 to our consolidated financial statements included in Part I, Item I of this report.

Based on our ending cash balances as of June 30, 2007, we believe that our cash and cash equivalent balances, anticipated cash flows from operations and external sources of funding from the capital markets will be sufficient to meet our cash requirements through May 2008. In order for us to continue to meet our cash requirements beyond this point, we will be required to obtain capital from external sources. However, there can be no assurances that we will be able to secure additional sources of financing at times and at terms acceptable to management. The issuance of additional equity securities will also cause dilution to our shareholders. If external financing sources of financing are not available or are inadequate to fund our operations, management will be required to reduce our operating costs including research projects and personnel, which could jeopardize our future strategic initiatives and business plans. For example, reductions in research and development activities and/or personnel at our Mukilteo, Washington facility could result in the inability to invest the resources necessary to continue to develop next-generation products and improve existing product lines in order to remain competitive in the marketplace, resulting in reduced revenues and cash flows from the sales of our CustomArray products and services. Also, reductions in operating costs at our diagnostics subsidiary in Irvine, California, (CMDX), should they occur, could jeopardize our ability to launch, market and sell additional products and services necessary to grow and sustain our operations and eventually achieve profitability. As discussed in Note 1 to the consolidated financial statements included herein, the anticipation that we would be required to obtain additional financing in the foreseeable future raised substantial doubt about our ability to continue as a going concern beyond December 31, 2007. However, we believe that we have resources to remain a going concern through May of 2008 based primarily on the May 4, 2007 financing discussed above and in Note 5 of our consolidated financial statements. In addition to seeking capital from outside sources, our plans in regard to these matters included reductions in personnel and in fixed overhead costs (e.g., our lease commitment reduction discussed elsewhere herein) made in late 2006 and early 2007. Also, we are focusing our sales and product development efforts on our core diagnostic array platform as well as our funded research and development projects for the DoD.

We may also encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated. Any efforts to seek additional funding could be made through equity, debt or other external financing, and there can be no assurance that additional funding will be available on favorable terms, if at all.

Our long-term capital requirements will be substantial and the adequacy of available funds will depend upon many factors, including:

•	the costs of commercialization activities, including sales and marketing, manufacturing and capital equipment;
•	our continued progress in research and development programs;
•	the costs involved in filing, prosecuting, enforcing and defending any patents claims, should they arise;
•	our ability to license technology;
•	competing technological developments;
•	the creation and formation of strategic partnerships;
•	the costs associated with leasing and improving our Irvine, California facility; and other factors that may not be within our control.

Pursuant to the tax allocation agreement executed between us and Acacia, we have agreed not to take certain actions for two years following the split off, unless we obtain an IRS ruling or an opinion of counsel to the effect that these actions will not affect the tax-free nature of the split off. These actions include certain issuances of our stock, a liquidation or merger of our company, and dispositions of assets outside the ordinary course of our business. If any of these transactions were to occur, the split off could be deemed to be a taxable distribution to Acacia. In particular, we have agreed to indemnify Acacia for any tax resulting from an acquisition by one or more persons of a 50% or greater interest in our company.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than operating leases. We have no significant commitments for capital expenditures in 2007 or beyond. Other than as set forth below, we have no committed lines of credit or other committed funding or long-term debt. The following table lists our material known future cash commitments as of June 30, 2007:

	Payments Due by Period (in thousands)
Contractual Obligations	2007	2008-2009	2010-2011	2012 and Thereafter
Operating leases (1)	$266	$1,055	$333	$-
Minimum license payments	250	-	-	-
Minimum royalty payments (2)	50	200	200	675
Total contractual cash obligations	$566	$1,255	$533	$675
_____________________
(1)	Refer to Note 4 to our consolidated financial statements for a description of the February 1, 2007 modification to our Mukilteo, Washington facilities lease.
(2)	Refer to Note 4 to our consolidated financial statements for a description of the September 30, 2002 settlement agreement between CombiMatrix Corporation and Nanogen, Inc.

Recent Accounting Pronouncements

Refer to Note 2 to our consolidated financial statements included in Part I, Item 1 of this report.